July 24, 2024

I-Fa Chang
Chief Executive Officer
Aimfinity Investment Corp. I
221 W 9th St, PMB 235
Wilmington , Delaware

       Re: Aimfinity Investment Corp. I
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-41361
Dear I-Fa Chang :

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Exhibit 31

1.     We note that the certifications provided as Exhibit 31.1 and Exhibit
31.2 for your Form
       10-K for fiscal year ended December 31, 2023 do not include paragraph 4(b) and the introductory language in paragraph 4, referring to your internal control over financial reporting. Please amend the filing to provide revised certifications. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a)
       and Item 601(b)(31) of Regulation S-K. Please ensure the revised certifications refer to the Form 10-K/A and are currently dated.
 July 24, 2024
Page 2



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christie Wong at 202-551-3684 or Terence O'Brien at 202-551-3355 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:   Ze'-ev D. Eiger, Esq